Exhibit 99.3
Cameco Corporation
Consolidated Financial Statements
September 30, 2009

Cameco Corporation
Highlights
(Unaudited)

	Three Months Ended		Nine Months Ended
	Sept 30/09	Sept 30/08	Sept 30/09	Sept 30/08

Financial (in millions)
Revenue	$694	$729	$2,083	$1,941
Earnings from operations	224	176	585	459
Net earnings	172	135	501	419
Adjusted net earnings	104	127	334	414
Cash provided by operations	248	109	565	368
Working capital (end of period)			1,267	300
Net debt to capitalization			10%	25%

Per common share
Net earnings - Basic	$0.44	$0.39	$1.30	$1.22
- Diluted	0.44	0.39	1.29	1.21
- Diluted, adjusted	0.26	0.37	0.86	1.19
Dividend	0.06	0.06	0.18	0.18

Weighted average number of paid common shares outstanding (in thousands)	392,613	345,830	386,355	344,906

Uranium price information
Average uranium spot price for the period (US$/lb)	$45.29	$60.50	$46.10	$65.11
Average uranium realized price for the period (US$/lb)	34.24	37.88	37.26	42.69
Average uranium realized price for the period (Cdn$/lb)	39.18	39.90	45.80	44.42

Sales volumes
Uranium (in thousands lbs U3O8)	8,280	9,846	23,883	23,640
Fuel services (tU)	2,833	3,748	8,853	10,219
Gold (troy ounces)	166,000	162,000	390,000	446,000
Electricity (TWh)	1.9	2.2	5.8	5.6
Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco’s	Three Months Ended		Nine Months Ended
Cameco Production	Share	Sept 30/09	Sept 30/08	Sept 30/09	Sept 30/08

Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	3,758	2,088	9,325	8,471
Rabbit Lake	100.0%	918	202	2,415	1,715
Crow Butte	100.0%	198	148	554	435
Smith Ranch Highland	100.0%	410	278	1,300	954
Inkai	60.0%	343	64	536	192

Total		5,627	2,780	14,130	11,767

Fuel services (tU) (i)	100.0%	4,088	1,838	8,449	5,745

Gold (troy ounces)
Kumtor	100.0%	134,000	134,000	278,000	320,000
Boroo	100.0%	32,000	52,000	102,000	145,000

Total		166,000	186,000	380,000	465,000

(i)	Includes toll conversion supplied by Springfield Fuels Ltd.

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
($Cdn Thousands)

	Three Months Ended		Nine Months Ended
	Sept 30/09	Sept 30/08	Sept 30/09	Sept 30/08

Revenue from
Products and services	$694,103	$728,896	$2,083,080	$1,941,474

Expenses
Products and services sold (i)	407,733	412,152	1,252,811	1,056,374
Depreciation, depletion and reclamation	97,329	89,196	264,892	203,178
Administration [note 11]	42,347	(32,467)	120,158	61,251
Exploration [note 9]	18,204	21,892	52,507	53,656
Research and development [note 9]	(2,299)	1,245	(86)	4,147
Interest and other [note 8]	(125,816)	56,944	(212,996)	89,362
Cigar Lake remediation [note 9]	2,927	2,150	13,119	8,883
Restructuring of gold business [note 14]	26,900	2,200	7,800	8,800
Loss (gain) on sale of assets	2,337	(129)	183	(3,206)

	469,662	553,183	1,498,388	1,482,445

Earnings from operations	224,441	175,713	584,692	459,029
Equity in loss of associated companies	(4,686)	(2,428)	(24,706)	(6,232)
Write-down of investments	—	(23,571)	—	(23,571)

Earnings before income taxes and minority interest	219,755	149,714	559,986	429,226
Income tax expense (recovery) [note 9]	37,638	6,021	77,059	(16,677)
Minority interest	10,002	8,242	(18,035)	26,724

Net earnings	$172,115	$135,451	$500,962	$419,179

Basic earnings per common share [note 10]	$0.44	$0.39	$1.30	$1.22

Diluted earnings per common share [note 10]	$0.44	$0.39	$1.29	$1.21

(i) Excludes depreciation, depletion and reclamation expenses of:	$94,753	$86,963	$256,939	$196,543
See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
($Cdn Thousands)

	As At
	Sept 30/09	Dec 31/08

Assets
Current assets
Cash and cash equivalents	$669,732	$269,176
Accounts receivable	314,099	568,340
Inventories [note 3]	487,412	470,649
Supplies and prepaid expenses	279,118	301,937
Current portion of long-term receivables, investments and other [note 5]	196,010	49,836

	1,946,371	1,659,938

Property, plant and equipment	4,485,288	4,416,293
Intangible assets and goodwill	254,666	283,344
Long-term receivables, investments and other [note 5]	653,031	628,972
Long-term inventories [note 3]	24,505	22,054

	5,417,490	5,350,663

Total assets	$7,363,861	$7,010,601

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$454,336	$580,903
Short-term debt	78,640	89,817
Dividends payable	23,559	21,943
Current portion of long-term debt	11,344	10,175
Current portion of other liabilities	21,077	117,222
Future income taxes	90,666	68,857

	679,622	888,917

Long-term debt [note 6]	1,082,096	1,212,982
Provision for reclamation	341,062	353,344
Other liabilities	177,044	179,880
Future income taxes	94,058	81,352

	2,373,882	2,716,475

Minority interest	697,295	779,203

Shareholders’ equity
Share capital	1,513,733	1,062,714
Contributed surplus	136,369	131,858
Retained earnings	2,583,617	2,153,315
Accumulated other comprehensive income	58,965	167,036

	4,292,684	3,514,923

Total liabilities and shareholders’ equity	$7,363,861	$7,010,601

Commitments and contingencies [notes 9,14,15]
See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Shareholders’ Equity
(Unaudited)
($Cdn Thousands)

	Nine Months Ended
	Sept 30/09	Sept 30/08

Share capital
Balance at beginning of period	$1,062,714	$819,268
Stock option plan	5,487	735
Conversion of debentures	—	242,352
Equity issuance [note 7]	445,532	—

Balance at end of period	$1,513,733	$1,062,355

Contributed surplus
Balance at beginning of period	$131,858	$119,531
Stock-based compensation	4,917	16,213
Conversion of debentures	—	(30,431)
Options exercised	(406)	—

Balance at end of period	$136,369	$105,313

Retained earnings
Balance at beginning of period	$2,153,315	$1,788,418
Net earnings	500,962	419,179
Dividends on common shares	(70,660)	(63,275)

Balance at end of period	$2,583,617	$2,144,322

Accumulated other comprehensive income (loss)
Balance at beginning of period	$167,036	$25,433
Other comprehensive income	(108,071)	21,866

Balance at end of period	$58,965	$47,299

Total retained earnings and accumulated other comprehensive income	$2,642,582	$2,191,621

Shareholders’ equity at end of period	$4,292,684	$3,359,289

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Comprehensive Income
(Unaudited)
($Cdn Thousands)

	Three Months Ended		Nine Months Ended
	Sept 30/09	Sept 30/08	Sept 30/09	Sept 30/08

Net earnings	$172,115	$135,451	$500,962	$419,179
Other comprehensive income (loss), net of taxes [note 9]
Unrealized foreign currency translation (losses) gains	(89,436)	48,060	(137,289)	70,767
Gains on derivatives designated as cash flow hedges	29,983	67,622	114,385	23,157
Gains on derivatives designated as cash flow hedges transferred to net earnings	(32,481)	(23,800)	(87,317)	(78,440)
Unrealized gains (losses) on assets available-for-sale	390	(4,592)	2,150	(12,995)
Losses on assets available-for-sale transferred to net earnings	—	19,377	—	19,377

Other comprehensive income	(91,544)	106,667	(108,071)	21,866

Total comprehensive income	$80,571	$242,118	$392,891	$441,045

Cameco Corporation
Consolidated Statement of Accumulated Other Comprehensive Income
(Unaudited)
($Cdn Thousands)

	Currency
	Translation	Cash Flow	Available-For-
(net of related income taxes)[note 9]	Adjustment	Hedges	Sale Assets	Total

Balance at December 31, 2008	$66,642	$101,654	$(1,260)	$167,036
Change in unrealized foreign currency translation losses	(137,289)	—	—	(137,289)
Change in gains on derivatives designated as cash flow hedges	—	114,385	—	114,385
Change in gains on derivatives designated as cash flow hedges transferred to net earnings	—	(87,317)	—	(87,317)
Change in unrealized gains on available-for-sale securities	—	—	2,150	2,150

Balance at September 30, 2009	$(70,647)	$128,722	$890	$58,965

Balance at December 31, 2007	$(150,935)	$182,734	$(6,366)	$25,433
Change in unrealized foreign currency translation gains	70,767	—	—	70,767
Change in losses on derivatives designated as cash flow hedges	—	23,157	—	23,157
Change in gains on derivatives designated as cash flow hedges transferred to net earnings	—	(78,440)	—	(78,440)
Change in unrealized losses on available-for-sale securities	—	—	(12,995)	(12,995)
Change in losses on available-for-sale securities transferred to net earnings	—	—	19,377	19,377

Balance at September 30, 2008	$(80,168)	$127,451	$16	$47,299

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
($Cdn Thousands)

	Three Months Ended		Nine Months Ended
	Sept 30/09	Sept 30/08	Sept 30/09	Sept 30/08

Operating activities
Net earnings	$172,115	$135,451	$500,962	$419,179
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	97,329	89,196	264,892	203,178
Provision for future taxes [note 9]	29,449	(28,141)	19,141	(93,849)
Deferred gains	(8,790)	(14,168)	(33,102)	(93,515)
Unrealized (gains) losses on derivatives	(84,296)	14,026	(197,315)	32,431
Stock-based compensation [note 11]	774	16,552	4,917	16,213
Loss (gain) on sale of assets	2,337	(129)	183	(3,206)
Equity in loss of associated companies	4,686	2,428	24,706	6,232
Write-down of investments	—	23,571	—	23,571
Restructuring of gold business [note 14]	26,900	2,200	7,800	8,800
Minority interest	10,002	8,242	(18,035)	26,724
Other operating items [note 13]	(2,271)	(139,872)	(9,490)	(177,512)

Cash provided by operations	248,235	109,356	564,659	368,246

Investing activities
Additions to property, plant and equipment	(128,640)	(524,318)	(366,732)	(764,517)
Increase in long-term receivables, investments and other	(12,096)	(33,724)	(35,832)	(191,084)
Proceeds on sale of property, plant and equipment	52	33,029	3,685	36,102

Cash used in investing	(140,684)	(525,013)	(398,879)	(919,499)

Financing activities
Decrease in debt	(237,713)	(25,997)	(607,367)	(30,326)
Increase in debt	—	484,346	—	646,543
Issue of debentures, net of issue costs [note 6]	495,818	—	495,818	—
Issue of shares, net of issue costs [note 7]	—	34	440,150	735
Issue of shares, stock option plan	1,023	—	5,081	—
Dividends	(23,553)	(20,668)	(69,044)	(58,554)

Cash provided by financing	235,575	437,715	264,638	558,398

Increase in cash during the period	343,126	22,058	430,418	7,145
Exchange rate changes on foreign currency cash balances	(22,748)	6,035	(29,862)	9,899
Cash and cash equivalents at beginning of period	349,354	120,883	269,176	131,932

Cash and cash equivalents at end of period	$669,732	$148,976	$669,732	$148,976

Cash and cash equivalents comprised of:
Cash			$87,995	$64,878
Cash equivalents			581,737	84,098

			$669,732	$148,976

Supplemental cash flow disclosure
Interest paid	$10,894	$18,832	$31,889	$41,715
Income taxes paid	$7,190	$16,766	$64,498	$118,026
See accompanying notes to consolidated financial statements

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
1.	Accounting Policies
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements except for the recent accounting standards adopted described below. Since the interim financial statements do not include all disclosures required by GAAP, they should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2008 annual financial review. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.
(a)	Goodwill and Intangible Assets
Effective January 1, 2009, Cameco adopted the new Canadian standard, Handbook Section 3064, Goodwill and Intangible Assets, which replaced Handbook Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The standard introduces guidance for the recognition, measurement and disclosure of goodwill and intangible assets, including internally generated intangible assets. The standard also harmonizes Canadian standards with IFRS and applies to annual and interim financial statements for fiscal years beginning on or after October 1, 2008. There was no material impact to previously reported financial statements as a result of the implementation of the new standard.
2.	Future Changes in Accounting Policy
(a)	International Financial Reporting Standards (IFRS)
The Accounting Standards Board (AcSB) has announced that Canadian publicly accountable enterprises will be required to adopt IFRS effective January 1, 2011. Although IFRS employs a conceptual framework that is similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure. Cameco has undertaken a project to assess the potential impacts of the transition to IFRS and has developed a detailed project plan to ensure compliance with the new standards.
Cameco has completed the initial phase of the implementation project including the detailed diagnostic analysis which included a high-level impact assessment to identify key areas that may be impacted by the adoption of IFRS. This analysis resulted in the prioritization of areas to be evaluated in the next phase of the project plan, component evaluation. This phase, which is currently in progress, includes the analysis of accounting policy alternatives available under IFRS as well as the determination of changes required to existing information systems and business processes. As of June 30, 2009, the systems changes necessary to support the IFRS conversion had been fully tested and implemented. Cameco continues to assess the impact of the conversion on internal controls over financial reporting and disclosure controls and procedures and will continue to invest in training and resources throughout the transition period to facilitate a timely conversion. Cameco is currently assessing the impact of the adoption of IFRS on our results of operations, financial position and financial statement disclosures.
(b)	Financial Instruments — Disclosures
In June 2009, the CICA issued amendments to Handbook Section 3862, Financial Instruments — Disclosures. The amendments provide for enhanced disclosures on liquidity risk and require new disclosures on fair value measurements of financial instruments. These requirements harmonize Canadian standards with IFRS and apply to annual financial statements for fiscal years ending after September 30, 2009. Cameco is assessing the impact the new standard on its consolidated financial statements.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
3.	Inventories

	As At
(thousands)	Sept 30/09	Dec 31/08

Uranium
Concentrate	$286,572	$287,079
Broken ore	22,351	21,396

	308,923	308,475

Fuel Services	132,048	89,635

Gold
Finished	11,166	18,662
Stockpile	59,780	75,931

	70,946	94,593

Total	511,917	492,703
Less: Non-current portion	(24,505)	(22,054)

Net	$487,412	$470,649

The non-current portion of inventory represents values assigned to low-grade stockpiles of gold ore that are not expected to be processed in the next 12 months.
4.	Derivatives
The following tables summarize the fair value of derivatives and classification on the balance sheet:
As at September 30, 2009

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(3,381)	$8,259	$4,878
Foreign currency contracts	87,368	—	87,368
Cash flow hedges:
Energy and sales contracts	—	143,995	143,995

Net	$83,987	$152,254	$236,241

Classification:
Current portion of long-term receivables, investments and other [note 5]	$99,891	$95,796	$195,687
Long-term receivables, investments and other [note 5]	—	57,974	57,974
Current portion of other liabilities	(12,394)	(1,516)	(13,910)
Other liabilities	(3,510)	—	(3,510)

Net	$83,987	$152,254	$236,241

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
As at December 31, 2008

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(8,951)	$4,344	$(4,607)
Foreign currency contracts	(105,125)	—	(105,125)
Cash flow hedges:
Energy and sales contracts	—	71,116	71,116

Net	$(114,076)	$75,460	$(38,616)

Classification:
Current portion of long-term receivables, investments and other [note 5]	$5,793	$43,654	$49,447
Long-term receivables, investments and other [note 5]	—	32,340	32,340
Current portion of other liabilities	(110,918)	(73)	(110,991)
Other liabilities	(8,951)	(461)	(9,412)

Net	$(114,076)	$75,460	$(38,616)

The following tables summarize different components of the (gains) and losses on derivatives:
For the three months ended September 30, 2009

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$1,812	$(2,224)	$(412)
Foreign currency contracts	(128,854)	138	(128,716)
Cash flow hedges:
Energy and sales contracts	—	153	153

Net	$(127,042)	$(1,933)	$(128,975)

For the three months ended September 30, 2008

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$4,950	$(4,275)	$675
Foreign currency contracts	22,416	—	22,416
Interest rate contracts	906	—	906
Cash flow hedges:
Energy and sales contracts	—	(467)	(467)
Ongoing hedge inefficiency	(467)	—	(467)

Net	$27,805	$(4,742)	$23,063

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
For the nine months ended September 30, 2009

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(4,307)	$(4,292)	$(8,599)
Foreign currency contracts	(193,194)	378	(192,816)
Cash flow hedges:
Energy and sales contracts	—	196	196

Net	$(197,501)	$(3,718)	$(201,219)

For the nine months ended September 30, 2008

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$5,208	$1,291	$6,499
Foreign currency contracts	42,869	—	42,869
Interest rate contracts	906	—	906
Cash flow hedges:
Energy and sales contracts	—	(203)	(203)
Ongoing hedge inefficiency	2,210	—	2,210

Net	$51,193	$1,088	$52,281

Over the next 12 months, based on current exchange rates, Cameco expects an estimated $31,420,000 of pre-tax gains from the foreign currency cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time Cameco hedges its exposure to the variability in future cash flows related to foreign currency on anticipated transactions is five years.
Over the next 12 months, based on current prices, Cameco expects an estimated $92,540,000 of pre-tax gains from BPLP’s various energy and sales related cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time BPLP is hedging its exposure to the variability in future cash flows related to electricity prices on anticipated transactions is five years.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
5.	Long-Term Receivables, Investments and Other

	As At
(thousands)	Sept 30/09	Dec 31/08

Bruce A L.P. (BPLP)
Capital lease receivable from BPLP (i)	$95,464	$97,044
Derivatives [note 4]	153,770	75,994
Accrued pension benefit asset	30,751	6,061
Kumtor Gold Company (KGC)
Reclamation trust fund	7,022	6,219
Equity accounted investments
Global Laser Enrichment LLC (privately held)	193,164	240,018
Govi High Power Exploration Inc. (privately held)	27,225	34,442
UNOR Inc. (market value $1,088)	959	1,088
UEX Corporation (market value $47,690)	5,486	6,714
Huron Wind (privately held)	4,111	4,623
Minergia S.A.C. (privately held)	135	534
Available-for-sale securities
Western Uranium Corporation (market value $4,301)	4,301	3,296
Cue Resources Ltd. (market value $338)	338	422
Derivatives [note 4]	99,891	5,793
Deferred charges
Cost of sales	6,414	6,414
Advances receivable from Inkai JV LLP (ii)	142,919	126,130
Accrued pension benefit asset	4,151	4,815
Other	72,940	59,201

	849,041	678,808
Less current portion	(196,010)	(49,836)

Net	$653,031	$628,972

(i)	BPLP leases the Bruce A nuclear generating plants and other property, plant and equipment to Bruce A L.P. under a sublease agreement. Future minimum base rent sublease payments under the capital lease receivable are imputed using a 7.5% discount rate.

(ii)	Through an unsecured shareholder loan, Cameco has agreed to fund the development of the Inkai project. The limit of the loan facility is $370,000,000 (US) and advances under the facility bear interest at a rate of LIBOR plus 2%. At September 30, 2009, $330,000,000 (US) of principal and interest was outstanding (2008 - $257,000,000 (US)), of which 40% represents the joint venture partner’s share. Of the cash available for distribution each year, 80% is to be used to repay the loan until it is repaid in full.
6.	Long-Term Debt
Cameco has a $500,000,000 unsecured revolving credit facility that is available until November 30, 2012. In addition to direct borrowings under the facility, up to $100,000,000 can be used for the issuance of letters of credit and, to the extent necessary, up to $400,000,000 may be allocated to provide liquidity support for the company’s commercial paper program. The facility ranks equally with all of Cameco’s other senior debt. At September 30, 2009 there was no amount outstanding under this credit facility. Cameco may borrow directly in the commercial paper market. Commercial paper outstanding at September 30, 2009 was $125,900,000. These amounts, when drawn, are classified as long-term debt.
On September 2, 2009, Cameco issued unsecured debentures in the amount of $500,000,000. The debentures bear interest at 5.67% per annum (effective interest rate of 5.78%) and mature on September 2, 2019. The proceeds of the issue after deducting expenses were $495,800,000.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
7.	Share Capital
(a)	At September 30, 2009, there were 392,654,873 common shares outstanding.
(b)	Options in respect of 8,139,992 shares are outstanding under the stock option plan and are exercisable up to 2018. For the quarter ended September 30, 2009, 89,190 options were exercised resulting in the issuance of shares (2008 — 11,280). For the nine months ended September 30, 2009, 269,550 options were exercised resulting in the issuance of shares (2008 — 79,540).
(c)	On March 5, 2009, Cameco finalized and issued 26,666,400 common shares pursuant to a public offering for a total consideration of $459,995,000. The proceeds of the issue after deducting expenses, net of taxes, were $445,532,000.
8.	Interest and Other

	Three Months Ended		Nine Months Ended
(thousands)	Sept 30/09	Sept 30/08	Sept 30/09	Sept 30/08

Interest on long-term debt	$6,868	$14,795	$24,263	$36,334
Interest on short-term debt	486	3,587	1,905	3,728
Foreign exchange (gains) losses	1,915	28,663	(18,232)	31,385
Losses (gains) on derivatives [note 4]	(128,975)	23,063	(201,219)	52,281
Other charges	3,338	1,441	10,302	5,102
Interest income	(1,921)	(2,516)	(4,788)	(11,346)
Capitalized interest	(7,527)	(12,089)	(25,227)	(28,122)

Net	$(125,816)	$56,944	$(212,996)	$89,362

9.	Income Tax Expense (Recovery)

	Three Months Ended		Nine Months Ended
(thousands)	Sept 30/09	Sept 30/08	Sept 30/09	Sept 30/08

Earnings (loss) before income taxes and minority interest
Canada	$20,820	$(88,092)	$75,057	$(205,633)
Foreign	198,935	237,806	484,929	634,859

	$219,755	$149,714	$559,986	$429,226

Current income taxes (recovery)
Canada	$(5,141)	$14,984	$19,158	$25,659
Foreign	13,331	19,178	38,761	51,513

	$8,190	$34,162	$57,919	$77,172
Future income taxes (recovery)
Canada	$35,908	$(27,545)	$20,263	$(97,743)
Foreign	(6,460)	(596)	(1,123)	3,894

	$29,448	$(28,141)	$19,140	$(93,849)

Income tax expense (recovery)	$37,638	$6,021	$77,059	$(16,677)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing methodology used by Cameco and its wholly-owned Swiss subsidiary, Cameco Europe Ltd. (CEL), in respect of sale and purchase agreements for uranium products. In December 2008, CRA issued a notice of reassessment, which increased Cameco’s 2003 Canadian taxable income by approximately $43,000,000 (which does not result in any cash taxes becoming payable for that year). Cameco believes it is likely that CRA will reassess Cameco’s tax returns for the years 2004 through 2008 on a similar basis.
Late in 2008, CRA’s Transfer Pricing Review Committee decided not to impose a penalty for 2003 based on the documentation that had been submitted by Cameco.
Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect, and Cameco intends to contest CRA’s position. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has decided to increase its reserve for uncertain tax positions and recognize an income tax expense of $15,000,000 in 2008 for the years 2003 through 2008. No provisions for penalties or interest have been recorded. We do not expect any cash taxes to be payable due to availability of elective deductions and tax loss carryforwards. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity over the period. However, an unfavourable outcome for the years 2003 to 2008 could be material to Cameco’s financial position, results of operations or cash flows in the year(s) of resolution.
Further to Cameco’s decision to contest CRA’s 2003 reassessment, a Notice of Appeal was filed with the Tax Court of Canada on July 22, 2009.
During the third quarter of 2009, we obtained reasonable assurance that certain qualifying expenditures under investment tax credit programs would ultimately be realized and as a result, recorded a net recovery of $9,000,000 in expenses. This amount consists of recoveries related to exploration expenditures ($5,000,000), research and development costs ($4,000,000) and Cigar Lake remediation ($3,000,000), partially offset by a $3,000,000 increase in income tax expense.
Other comprehensive income (OCI) included on the consolidated statements of shareholders’ equity and the consolidated statements of comprehensive income are presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income:

	Three Months Ended		Nine Months Ended
(thousands)	Sept 30/09	Sept 30/08	Sept 30/09	Sept 30/08

Gains (losses) on derivatives designated as cash flow hedges	$12,931	$23,685	$52,060	$(6,716)
Gains on derivatives designated as cash flow hedges transferred to net earnings	(13,525)	(6,877)	(35,797)	(28,793)
Unrealized gains (losses) on assets available-for-sale	61	(1,868)	336	(3,021)
Losses on assets available-for-sale transferred to net earnings	—	3,024	—	3,024

Total income tax expense (recovery) included in OCI	$(533)	$17,964	$16,599	$(35,506)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
Accumulated other comprehensive income included on the consolidated statements of shareholders’ equity and the consolidated statement of accumulated other comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of accumulated other comprehensive income:

	As At
(thousands)	Sept 30/09	Sept 30/08

Gains on derivatives designated as cash flow hedges	$53,003	$46,419
Unrealized gains (losses) on assets available-for-sale	139	(1,149)

Total income tax expense included in AOCI	$53,142	$45,270

10.	Per Share Amounts

	Three Months Ended		Nine Months Ended
(thousands)	Sept 30/09	Sept 30/08	Sept 30/09	Sept 30/08

Basic earnings per share computation

Net earnings	$172,115	$135,451	$500,962	$419,179

Weighted average common shares outstanding	392,613	345,830	386,355	344,906

Basic earnings per common share	$0.44	$0.39	$1.30	$1.22
Diluted earnings per share computation
Net earnings	$172,115	$135,451	$500,962	$419,179

Weighted average common shares outstanding	392,613	345,830	386,355	344,906
Dilutive effect of stock options	2,120	1,471	1,872	1,945
Weighted average common shares outstanding, assuming dilution	394,733	347,301	388,227	346,851

Diluted earnings per common share	$0.44	$0.39	$1.29	$1.21

For the quarter ended September 30, 2009, excluded from the calculation were 3,236,411 options as their exercise price was greater than the average closing market price (2008 – 894,675). For the nine months ended September 30, 2009, excluded from the calculation were 4,793,053 options whose exercise price was greater than the average closing market price (2008 – 891,375).

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
11.	Stock Option Plan
Cameco has established a stock option plan under which options to purchase common shares may be granted to officers and other employees of Cameco. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option.
The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 24,396,269 shares have been issued.
On July 27, 2007, Cameco’s board of directors approved an amendment to the company’s stock option program introducing a cash settlement feature for the exercise of employee stock options. The cash settlement feature allowed option holders to elect to receive an amount in cash equal to the intrinsic value, being the excess market price of the common share over the exercise price of the option, instead of exercising the option and acquiring common shares. All outstanding stock options were subsequently classified as liabilities and carried at their intrinsic value. The intrinsic value of the liability was marked to market each period and amortized to expense over the shorter of the period to eligible retirement or the vesting period. Effective November 10, 2008, the stock option plan was amended to eliminate the alternative to settle in cash. As a result of the amendment all outstanding options are classified as equity and the fair value determined using the Black-Scholes option pricing model.
For the quarter ended September 30, 2009, Cameco has recorded compensation expense of $774,000 with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees. For the quarter ended September 30, 2008, a net recovery of $62,233,000 was recorded based on the intrinsic value of stock options granted to employees. For the nine months ended September 30, 2009, Cameco has recorded compensation expense of $4,917,000 with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees. For the nine months ended September 30, 2008, a net recovery of $42,118,000 was recorded based on the intrinsic value of stock options granted to employees.
The fair value of the options issued was determined using the Black-Scholes option-pricing model with the following assumptions:

Number of options granted	1,381,039
Average strike price	$19.41
Expected dividend	1.2%
Expected volatility	36%
Risk-free interest rate	1.6%
Expected life of option	3 - 5 years
Expected forfeitures	15%
Weighted average grant date fair values	$5.23
12.	Goodwill
Cameco tests goodwill for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. During the third quarter of 2009, Cameco completed the goodwill impairment test for all reporting units. The results of this test have indicated there is no impairment.
13.	Statements of Cash Flows
Other Operating Items

	Three Months Ended		Nine Months Ended
(thousands)	Sept 30/09	Sept 30/08	Sept 30/09	Sept 30/08

Accounts receivable	$(8,640)	$(155,711)	$216,639	$(38,006)
Inventories	1,244	7,426	(48,244)	(80,585)
Accounts payable and accrued liabilities	14,713	(16,306)	(99,838)	(93,822)
Other	(9,588)	24,719	(78,047)	34,901

Total	$(2,271)	$(139,872)	$(9,490)	$(177,512)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
14.	Restructuring of the Gold Business
During the first quarter of 2007, the Parliament of the Kyrgyz Republic accepted in the first reading and returned to committee for further deliberation draft legislation that, among other things, challenges the legal validity of Kumtor Gold Company’s (Kumtor) agreements with the Kyrgyz Republic, proposes recovery of additional taxes on amounts relating to past activities, and provides for the transfer of gold deposits (including Kumtor) to a state-owned entity.
On April 24, 2009, Cameco, Centerra, the Kyrgyz Government and other parties signed an agreement to resolve all the issues related to the Kumtor mine. On April 30, 2009, the Kyrgyz parliament ratified the agreement and enacted legislation authorizing implementation of the agreement. On June 11, 2009, closing occurred and Centerra issued 18,232,615 treasury shares to Kyrgyzaltyn JSC and Cameco transferred 25,300,000 shares (the Cameco Contributed Shares) of its 113,918,000 Centerra common shares to a custodian, to be held in escrow, for ultimate release to Kyrgyzaltyn JSC. The timing and number of the Cameco Contributed Shares that will be released to Kyrgyzaltyn JSC will be determined as follows:
(a)	If Cameco reduces its holdings of Centerra common shares to 10.8 million or less, then the Cameco Contributed Shares will be released to Kyrgyzaltyn JSC but the number of Cameco Contributed Shares released will be subject to adjustment depending on the per share sale proceeds received by Cameco. If Cameco receives per share sale proceeds of the agreed minimum threshold or less, then 14,072,623 of the Cameco Contributed Shares will be released to Kyrgyzaltyn JSC. If Cameco receives per share sale proceeds of the agreed maximum threshold or more, then all the Cameco Contributed Shares will be released to Kyrgyzaltyn JSC. If Cameco receives per share sale proceeds between the agreed minimum and maximum thresholds, then the number of the Cameco Contributed Shares to be released to Kyrgyzaltyn JSC will be an interpolated amount.
(b)	If, however, prior to Cameco reducing its holding of Centerra common shares as described above, the weighted average trading price of Centerra’s common shares exceeds the agreed maximum threshold for a period of 20 consecutive trading days, all the Cameco Contributed Shares will be released to Kyrgyzaltyn JSC after the expiration of a further 180 day period.
Cameco retains voting rights over the Cameco Contributed Shares while they are held by the custodian, and the Kyrgyz government will vote 52% of the treasury shares issued on closing as directed by Cameco until all or some of the Cameco Contributed Shares are released as set forth above. Accordingly, Cameco retains voting control over Centerra until all or some of the Cameco Contributed Shares are released.
The estimate of the loss related to this agreement is to be based on Centerra’s share price at the end of each reporting period. At September 30, 2009, the pre-tax loss was estimated to be $138,000,000 and an expense of $7,800,000 was recorded during 2009 to increase the amount provided in prior years.
As the number of the Cameco Contributed Shares ultimately transferred to Kyrgyzaltyn JSC is contingent as described above, the actual loss may be materially different than our current estimate.
15.	Commitments and Contingencies
The following represent the material legal claims against the company and its subsidiaries.
(a)	On February 12, 2004, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust and TransCanada Pipelines Limited (collectively, the “Consortium”) sent a notice of claim to British Energy Limited and British Energy International Holdings Limited (collectively, “BE”) requesting, amongst other things, indemnification for breach of a representation and warranty contained in the February 14, 2003, Amended and Restated Master Purchase Agreement (the “MPA”). The alleged breach is that the Unit 8 steam generators were not “in good condition, repair and proper working order, having regard to their use and age.” This defect was discovered during a planned outage conducted just after closing. As a result of this defect, the planned outage had to be significantly extended. The Consortium claimed damages in the amount of $64,558,200 being 79.8% of the $80,900,000 of damages actually incurred, plus an unspecified amount to take into account the reduced operating life of the steam generators. By agreement of the parties, an arbitrator has been appointed to arbitrate the claims and a schedule has been set for the next steps in the proceeding.
The Consortium served its claim on October 21, 2008, and has amended it as required, most recently on August 7, 2009. BE served its answer and counter-statement on December 22, 2008, most recently amended on July 8, 2009, and the Consortium served its reply and answer to counter-statement on January 22, 2009, most recently amended on August 7, 2009.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
The Unit 8 steam generators require on-going monitoring and maintenance as a result of the defect. In addition to the $64,558,200 in damages sought in the notice of claim, the claim seeks an additional $4,900,000 spent on inspection, monitoring and maintenance of Unit 8, and $31,900,000 in costs for future monitoring and maintenance, as well as repair costs and lost revenue due to anticipated unplanned outages as a consequence of the defect in Unit 8. The initial claim had also sought damages for the early replacement of the Unit 8 steam generators due to the defect shortening their useful operating lives. However, recent inspection data and analysis of the condition of the Unit 8 steam generators now indicates that they will continue to function until the end of the Consortium’s lease of the Bruce Power facility in 2018, as was expected at the time the MPA was entered into. The claim for early replacement was thus abandoned via an amendment to the claim on August 7, 2009. The parties have completed oral discoveries and are currently in the process of completing answers to undertakings given during discoveries. The hearing has been scheduled from November 30, 2009 to December 18, 2009.
In anticipation of this claim, BE issued on February 10, 2006, and then served on Ontario Power Generation Inc. (OPG) and Bruce Power LP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. This action is in abeyance pending further developments on the Unit 8 steam generator arbitration.
(b)	Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of BPLP. Cameco has provided the following financial assurances, with varying terms that range from 2004 to 2018:
(i)	Licensing assurances to Canadian Nuclear Safety Commission of up to $133,300,000. At September 30, 2009, Cameco’s actual exposure under these assurances was $23,700,000.
(ii)	Guarantees to customers under power sale agreements of up to $38,300,000. Cameco did not have any actual exposure under these agreements at September 30, 2009.
(iii)	Termination payments to OPG pursuant to the lease agreement of $58,300,000.
The fair value of these guarantees is nominal.
(c)	Under a supply contract with the Ontario Power Authority (OPA), BPLP is entitled to receive payments from the OPA during periods when the market price for electricity in Ontario is lower than the floor price defined under the agreement during a calendar year. On July 6, 2009, BPLP and the OPA amended the supply contract such that beginning in 2009, the annual payments received will not be subject to repayment in future years. Previously, the payments received under the agreement were subject to repayment during the entire term of the contract, dependent on the spot price in future periods. The agreement remains in effect until the earlier of December 31, 2020 or one year after the shutdown of the BPLP units. During 2009, BPLP became entitled to $389,000,000 under this agreement and currently expects to repay $12,000,000. The remaining $377,000,000 was recognized as revenue with Cameco’s share being $119,000,000.
(d)	On October 23, 2009, Centerra received a claim for compensation from the General Department of Specialized Inspection (SSIA) of Mongolia. The concern indicated by the SSIA is the status of certain mineral reserves, including alluvial reserves, covered by the Boroo mine licenses that are recorded in the Mongolian state reserves registry, but for which there are no or incomplete records or reports of mining activity. Centerra believes that it has properly reported all of its mining activities since it began operations in 2004. Centerra is disputing the claim and believes that the issue will be resolved through negotiation with the authorities without a material impact.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
8.	Segmented Information
For the three months ended September 30, 2009

		Fuel			Inter-
(thousands)	Uranium	Services	Electricity	Gold	Segment	Total
Revenue	$328,896	$50,433	$144,823	$176,399	$(6,448)	$694,103

Expenses
Products and services sold	212,114	41,251	55,414	105,600	(6,646)	407,733
Depreciation, depletion and reclamation	47,979	5,473	13,547	30,480	(150)	97,329
Exploration [note 9]	10,654	—	—	7,550	—	18,204
Other expense	753	3,951	—	—	—	4,704
Cigar Lake remediation [note 9]	2,927	—	—	—	—	2,927
Restructuring costs [note 14]	—	—	—	26,900	—	26,900
Loss on sale of assets	2,337	—	—	—	—	2,337
Non-segmented expenses						(85,786)

Earnings (loss) before income taxes and minority interest	52,132	(242)	75,862	5,869	348	219,755
Income tax expense [note 9]						37,638
Minority interest						10,002

Net earnings						$172,115

For the three months ended September 30, 2008

		Fuel			Inter-
(thousands)	Uranium	Services	Electricity	Gold	Segment	Total
Revenue	$395,815	$68,630	$127,885	$143,183	$(6,617)	$728,896

Expenses
Products and services sold	223,258	64,815	52,728	84,650	(13,299)	412,152
Depreciation, depletion and reclamation	52,081	7,058	11,631	18,921	(495)	89,196
Exploration	16,147	—	—	5,745	—	21,892
Other expense	26,008	—	—	—	—	26,008
Cigar Lake remediation	2,150	—	—	—	—	2,150
Restructuring costs [note 14]	—	—	—	2,200	—	2,200
Gain on sale of assets	(129)	—	—	—	—	(129)
Non-segmented expenses						25,713

Earnings (loss) before income taxes and minority interest	76,300	(3,243)	63,526	31,667	7,177	149,714
Income tax expense [note 9]						6,021
Minority interest						8,242

Net earnings						$135,451

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
For the nine months ended September 30, 2009

		Fuel			Inter-
(thousands)	Uranium	Services	Electricity	Gold	Segment	Total
Revenue	$1,107,909	$185,619	$384,825	$426,801	$(22,074)	$2,083,080

Expenses
Products and services sold	637,169	132,212	184,918	315,327	(16,815)	1,252,811
Depreciation, depletion and reclamation	114,840	16,973	42,256	90,594	229	264,892
Exploration [note 9]	33,074	—	—	19,433	—	52,507
Other expense	6,508	18,402	—	—	—	24,910
Cigar Lake remediation [note 9]	13,119	—	—	—	—	13,119
Restructuring costs [note 14]	—	—	—	7,800	—	7,800
Loss on sale of assets	183	—	—	—	—	183
Non-segmented expenses						(93,128)

Earnings (loss) before income taxes and minority interest	303,016	18,032	157,651	(6,353)	(5,488)	559,986
Income tax expense [note 9]						77,059
Minority interest						(18,035)

Net earnings						$500,962

For the nine months ended September 30, 2008

		Fuel			Inter-
(thousands)	Uranium	Services	Electricity	Gold	Segment	Total
Revenue	$1,062,315	$182,206	$319,255	$399,352	$(21,654)	$1,941,474

Expenses
Products and services sold	486,972	168,750	190,226	235,090	(24,664)	1,056,374
Depreciation, depletion and reclamation	102,619	19,421	33,926	47,997	(785)	203,178
Exploration	37,788	—	—	15,868	—	53,656
Other expense	30,245	—	—	—	—	30,245
Cigar Lake remediation	8,883	—	—	—	—	8,883
Restructuring costs [note 14]	—	—	—	8,800	—	8,800
Gain on sale of assets	(3,206)	—	—	—	—	(3,206)
Non-segmented expenses						154,318

Earnings (loss) before income taxes and minority interest	399,014	(5,965)	95,103	91,597	3,795	429,226
Income tax recovery [note 9]						(16,677)
Minority interest						26,724

Net earnings						$419,179